Exhibit 99.1

Eco Wave Power CEO Inna Braverman Invited as Luminary Speaker at Inaugural Futures: Ocean Forum in Rhode Island; Visit to include Discussions with Rhode Island Authorities on Potential Commercial Wave Energy Project following U.S. Coastline Feasibility Study with Shell

NEW YORK, September 22, 2026 – Eco Wave Power Global AB (publ) (“Eco Wave Power” or the “Company”) (Nasdaq: WAVE), a pioneering onshore wave energy technology company, today announced that Founder and Chief Executive Officer Inna Braverman has been invited to participate as a Luminary Speaker at the inaugural Futures: Ocean Forum, taking place on September 24, 2026, in Newport, Rhode Island.

The high-level Forum will convene leaders, innovators, investors, researchers and public-sector stakeholders to explore the technologies, industries and ideas shaping the future of the ocean and the global blue economy. Discussions will span ocean technology, artificial intelligence, autonomous systems, defense, biotechnology, advanced materials and marine science, while highlighting Rhode Island’s growing role as a center for ocean innovation.

Braverman was personally invited to participate following her recent engagement with Rhode Island Secretary of Commerce Stefan Pryor and Rhode Island Commerce Chief Business Development Officer Jason Dodier, bringing Eco Wave Power’s perspective on ocean energy, technology commercialization and the role of the ocean in meeting growing global energy needs to the Forum.

The program will feature Fabien Cousteau, aquanaut and oceanographic explorer, Founder of Proteus Ocean Group and the Fabien Cousteau Ocean Learning Center, and grandson of legendary ocean explorer Jacques Cousteau. Rhode Island Governor Dan McKee is also scheduled to attend the Forum, alongside leaders from the state’s ocean innovation, investment, research and public-sector communities.

“The Ocean State didn’t get its name by accident. Hosting Eco Wave Power in Rhode Island is about turning that identity into infrastructure, proving that the smallest state can lead the biggest conversations about the future of ocean energy.” said Jason Dodier, Chief Business Development Officer at Rhode Island Commerce.

“Rhode Island has built a remarkable ecosystem around the ocean, bringing together research institutions, government, investors, entrepreneurs and industry,” said Inna Braverman, Founder and CEO of Eco Wave Power. “I am honored to have been invited as a Luminary Speaker to the inaugural Futures: Ocean Forum and to join Fabien Cousteau and other ocean innovators in discussing how we can transform the enormous potential of the ocean into technologies and industries that can shape our future.”

“The ocean covers more than 70% of our planet, yet its potential as a source of clean energy remains largely untapped,” Braverman continued. “At the same time, the rapid expansion of artificial intelligence, data centers and digital infrastructure is creating unprecedented electricity demand. We believe this convergence creates an important opportunity for technologies such as wave energy, and I look forward to bringing Eco Wave Power’s experience and perspective to this conversation.”

Rhode Island Identified as a Potential Market for Eco Wave Power

Rhode Island is of particular strategic interest to Eco Wave Power as the Company evaluates opportunities for the commercial deployment of its wave energy technology along the U.S. coastline.

As part of a feasibility study conducted by Eco Wave Power and Shell Marine Renewable Energy, potential locations along the U.S. coastline were evaluated for the deployment of Eco Wave Power’s technology. Sites in Rhode Island were identified among the locations considered particularly suitable for potential commercial-scale wave energy deployment, based on factors relevant to the implementation of the Company’s onshore technology.

Building on the findings of that work, during her visit to Rhode Island, Braverman plans to visit two of the identified sites and meet with relevant state and local authorities and stakeholders to discuss the potential development of Eco Wave Power’s first commercial wave energy project in Rhode Island.

“Rhode Island is particularly exciting for Eco Wave Power because our interest in the state goes well beyond participating in the Forum,” said Braverman. “Our previous feasibility work with Shell identified promising locations in Rhode Island for the potential commercial deployment of our technology. I look forward to visiting these sites and meeting with the relevant authorities to explore what could become Eco Wave Power’s first commercial project in the state.”

Known as the “Ocean State,” Rhode Island offers a strong ecosystem of ocean research institutions, universities, naval and defense expertise, ocean technology companies, investors and a skilled workforce. Eco Wave Power believes the combination of suitable coastal infrastructure, an established ocean innovation ecosystem and strong public-sector engagement could make Rhode Island an attractive market for the Company’s continued U.S. expansion.

Part of a Broader Rhode Island Ocean Innovation Week

The Futures: Ocean Forum will be interwoven into a broader week of innovation, investment and international business convenings across Rhode Island, bringing together investors, entrepreneurs, researchers, public officials and industry leaders from across the region and beyond.

Related events include RI Startup Week’s Ocean Tech Day, which brings together participants from Rhode Island’s growing ocean technology ecosystem; the Newport Investor Summit and Regatta, connecting investors, entrepreneurs and innovation leaders; and the Global Trade Summit, convening leaders around global markets, trade, technology and economic development.

Together, these events highlight Rhode Island’s growing concentration of activity at the intersection of ocean technology, entrepreneurship, investment, research and economic development.

Additional information on the related events is available at:

Futures: Ocean Forum:
https://www.futuresocean.com/

RI Startup Week:
https://ristartupweek.com/

Newport Investor Summit and Regatta:
https://newportinvestorsummit.com/

Global Trade Summit:
https://global-trade-summit.bryant.edu/

Advancing Eco Wave Power’s U.S. Commercialization Strategy

Braverman’s participation in the Forum, planned site visit and meetings with relevant authorities come as Eco Wave Power continues to expand its engagement with U.S. public-sector, port, technology and infrastructure stakeholders and evaluate opportunities to bring its patented onshore wave energy technology to additional U.S. coastal markets.

Eco Wave Power’s technology converts ocean and sea waves into clean electricity using floaters installed on existing coastal infrastructure such as breakwaters, jetties and piers. This approach is designed to enable wave energy generation close to coastal cities, ports and other major electricity demand centers while utilizing existing marine infrastructure.

In the United States, Eco Wave Power has deployed its first onshore wave energy pilot project at the Port of Los Angeles, in collaboration with Shell Marine Renewable Energy and AltaSea. The planned Rhode Island discussions represent another step in the Company’s strategy to evaluate pathways from demonstration projects toward larger-scale commercial deployments in the United States.

Event Details

Event: Futures: Ocean Forum 2026
Date: September 24, 2026
Location: Newport, Rhode Island
Inna Braverman’s Role: Invited Luminary Speaker
Featured Speaker: Fabien Cousteau, Aquanaut and Oceanographic Explorer
Event Information: https://www.futuresocean.com/

About Eco Wave Power Global AB (publ)

Eco Wave Power Global (NASDAQ: WAVE) is a pioneering onshore wave energy company that converts ocean and sea waves into clean, reliable, and cost-efficient electricity using its patented technology. By generating renewable power directly from existing coastal infrastructure such as breakwaters, jetties, and piers, Eco Wave Power enables sustainable electricity production in close proximity to coastal cities, ports, and energy-intensive infrastructure.

As global electricity demand continues to rise, driven in part by the rapid growth of artificial intelligence, data centers, and digital infrastructure, Eco Wave Power is positioning its technology as a scalable, nearshore renewable energy solution capable of supporting next-generation power needs.

With a mission to accelerate the global transition to renewable energy while supporting the next generation of digital and industrial infrastructure, Eco Wave Power developed and operates Israel’s first grid-connected wave energy power station, recognized as a “Pioneering Technology” by the Israeli Ministry of Energy and co-funded by EDF Power Solutions. In the United States, the Company launched the first-ever onshore wave energy pilot station at the Port of Los Angeles, in collaboration with Shell Marine Renewable Energy.

Eco Wave Power is expanding globally with projects planned in Portugal, Taiwan, India and additional markets. The Company has received international recognition and support from organizations including the European Union Regional Development Fund, Innovate UK, and the EU Horizon 2020 program, and was honored with the United Nations Global Climate Action Award.

Eco Wave Power’s American Depositary Shares (ADSs) are traded on the Nasdaq Capital Market under the ticker symbol “WAVE.”

For more information, please visit:
www.ecowavepower.com

Press inquiries:
info@ecowavepower.com

Note: Information available on or through the websites mentioned herein does not form part of this press release.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995 and other Federal securities laws. For example, the Company (NASDAQ: WAVE) is using forward-looking statements in this press release when it discusses the planned site visits and meetings with Rhode Island authorities regarding the potential development of a commercial wave energy project in Rhode Island; the Company’s belief that Rhode Island could be an attractive market for its continued U.S. expansion; the Company’s strategy to evaluate pathways from demonstration projects toward larger-scale commercial deployments in the United States; and the positioning of wave energy as a scalable, nearshore renewable energy solution capable of supporting next-generation power needs. Forward-looking statements can be identified by words such as: “anticipate,” “intend,” “plan,” “goal,” “seek,” “believe,” “project,” “estimate,” “expect,” “strategy,” “future,” “likely,” “may,” “should,” “will”, or variations of such words, and similar references to future periods. These forward-looking statements and their implications are neither historical facts nor assurances of future performance and are based on the current expectations of the management of Eco Wave Power and are subject to a number of factors, uncertainties and changes in circumstances that are difficult to predict and may be outside of Eco Wave Power’s control that could cause actual results to differ materially from those described in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Except as otherwise required by law, Eco Wave Power undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. More detailed information about the risks and uncertainties affecting Eco Wave Power is contained under the heading “Risk Factors” in Eco Wave Power’s Annual Report on Form 20-F for the fiscal year ended December 31, 2025 filed with the SEC on March 12, 2026, which is available on the SEC’s website, www.sec.gov, and other documents filed or furnished to the SEC. Any forward-looking statement made in this press release speaks only as of the date hereof. References and links to websites have been provided as a convenience and the information contained on such websites is not incorporated by reference into this press release.